FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 11, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for June 11, 2007 and incorporated by reference herein is the Registrant’s immediate report dated June 11, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: June 11, 2007

BluePhoenix Solutions Achieves IBM Advanced PartnerWorld Designation

PartnerWorld Program Supports Creation of New Opportunities for Business Growth and
Increased Profit

CARY, N.C. – June 11, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value driven legacy modernization, today announced that it has achieved advanced member status in IBM’s international PartnerWorld Program for Independent Software Vendors (ISV).

PartnerWorld is a worldwide program for IBM business partners offering sales and marketing tools, skill building courses and technical support to create new opportunities for business growth and profit. It encompasses the entire portfolio of industry-leading IBM technologies, products, services and financing. Resources are provided in the areas of selling, marketing, technical resources and support, as well as training and certification. Benefits of participating in this program include a listing in the IBM PartnerWorld Global Solutions Directory that highlights the BluePhoenix solutions. BluePhoenix will continue to participate with the IBM sales and marketing organization on major projects and lead generation activities.

BluePhoenix was granted advanced level participation in IBM’s PartnerWorld program after demonstrating that numerous customers were extending and enhancing their existing Mainframe systems with BluePhoenix products and technology, and deploying applications on approved IBM hardware and middleware with significant commitment to IBM technologies.

BluePhoenix is unique in offering modernization customers best practice domain expertise, services and a wide range of products enabling organizations to achieve rapid ROI with renewed business capabilities. Unlike traditional migration tools companies that only provide one piece of the modernization puzzle, BluePhoenix offers customers a comprehensive solution from global asset assessment and impact analysis to implementation of modernization roadmaps that makes sense for their businesses. By working with BluePhoenix, IBM clients can address a full range of IT modernization areas such as Web services and SOA to mitigate risk, minimize IT downtime and preserve application business logic.

“Achieving advanced member status in the IBM PartnerWorld Program is a significant milestone, because it required a successful demonstration of BluePhoenix’s modernization tools and technology through customer experiences,” said Arik Kilman, CEO, BluePhoenix Solutions.

“This proven customer validation shows how synergistically IBM and BluePhoenix solutions work together. As an IBM Partner, BluePhoenix is well positioned to grow its IBM customers’ related revenue by more then 15% in 2007.”

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value driven modernization solutions for legacy information systems. BluePhoenix’s offering includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting and renewal. Leveraging over twenty years of best practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix’s solutions serve companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 13 offices in the U.S., UK, Denmark, Germany, Italy, Romania, Russia, Cyprus and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1 781-652-8945
tcohen@bphx.com

Investor Contact
Paul Holm
H.L. Lanzet
+1 212-888-4570
paulmholm@gmail.com